Mail Stop 4561
      March 7, 2006

Ms. Elizabeth Plaza
Chief Executive Officer
Pharma-Bio Serv, Inc.
373 Mendez Vigo, Suite 110
Dorado, Puerto Rico  00646

	RE:	Pharma-Bio Serv, Inc.
		Form 8-K/A
		Filed March 7, 2006
            		File No. 0-50956

Dear Ms. Plaza:

      We have reviewed your filing and have the following comments.
Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may not raise additional comments.

      	Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing.
We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call me at the telephone number listed at the end of this letter.

Form 8-K

1. Please revise the Form to state whether the former accountant resigned, declined to stand for re-election or was dismissed, and the specific date, as required by Item 304(a)(1)(i) of Regulation
S-B. It is not sufficient to state that the company "replaced" the accountant, as that wording is unclear to a reader.

2. Please revise the Form to comply with Item 304(a)(1)(ii) of Regulation S-B, which requires a statement whether the accountant`s report on the financial statements for either of the past two years contained an adverse opinion or a disclaimer of opinion or was qualified or modified as to uncertainty, audit scope or accounting principles; and a description of the nature of each such adverse opinion, disclaimer of opinion, modification or qualification. This would include disclosure of uncertainty regarding the ability to continue as a going concern in the accountant`s report.

3. We note that your newly engaged accountant served as the independent accountant of your subsidiary. Please clarify whether the issuer (or someone on its behalf) consulted the new accountant regarding the matters discussed in Item 304 (a)(2)(i) of Regulation
S-B

Exhibit 16

4. To the extent that you make changes to the Form 8-K to comply with our comments, please obtain and file an updated Exhibit 16 letter from the former accountants stating whether the accountant agrees with the statements made in your revised Form 8-K.

      We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company`s disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

      In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

* the company is responsible for the adequacy and accuracy of the disclosure in the filing;

* staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

* the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

      In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

	Please provide the information requested above within five business days from the date of this letter. The information should be filed as correspondence on EDGAR.

      Any questions regarding the above should be directed to me at
(202) 551-3432.


								Sincerely,



								William H. Demarest
								Staff Accountant

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Ms. Elizabeth Plaza
Pharma-Bio Serv, Inc.
March 7, 2006
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